Exhibit 99.1

Stockholm	14 April 2022

Notice of annual general meeting of Calliditas Therapeutics AB (publ)

The shareholders of Calliditas Therapeutics AB (publ), Reg. No. 556659-9766, with registered office in Stockholm, are summoned to the annual general meeting on Thursday 19 May 2022.

With reference to the Swedish Act (2022:121) on temporary exceptions to facilitate the execution of general meetings in companies and other associations, the Board of Directors has decided that the annual general meeting will be conducted by advance voting only, without physical presence of shareholders, proxies and third parties.

Calliditas Therapeutics welcomes all shareholders to exercise their voting rights at the annual general meeting through advance voting according to the procedure set out below. Information on the resolutions passed at the annual general meeting will be published on 19 May 2022, as soon as the result of the voting has been finally confirmed.

In the advance voting form, the shareholders may request that a resolution on one or several of the matters on the proposed agenda below should be deferred to a so-called continued general meeting, which cannot be conducted solely by way of advance voting. Such continued general meeting shall take place if the annual general meeting so resolves or if shareholders with at least one tenth of all shares in the company so request. The shareholders are reminded of their right to request information in accordance with Section 23 of the Swedish Act (2022:121) on temporary exceptions to facilitate the execution of general meetings in companies and other associations and if the Board of Directors determines it can be done without significant harm to the company, the Board of Directors and the CEO shall provide information on circumstances that may affect the assessement of the company’s or its subsidiaries’ (together the “Group”) financial situation and the company’s relation to another company within the Group. A request for such information shall be made in writing to Calliditas Therapeutics, att. Fredrik Johansson, Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, or by e-mail to fredrik.johansson@calliditas.com no later than on 9 May 2022.

Participation, etc.

Shareholders who wish to participate, through advance voting, in the meeting must:

•	be recorded in the share register maintained by Euroclear Sweden AB relating to the circumstances on Wednesday 11 May 2022, and

•	give notice of participation by casting their advance votes in accordance with the instructions under the heading “Advance voting” below, so that the advance voting form is received by Euroclear Sweden AB no later than on Wednesday 18 May 2022.

Shareholders whose shares are registered in the name of a nominee through a bank or a securities institution must temporarily re-register their shares in their own names to be entitled to participate in the meeting. Such registration, which may be temporary (so-called voting rights registration), must be duly effected in the share register maintained by Euroclear Sweden AB on Friday 13 May 2022, and the shareholders must therefore advise their nominees well in advance of this date.

Advance voting

The shareholders may only exercise their voting rights at the annual general meeting by voting in advance, so-called postal voting, in accordance with Section 22 of the Swedish Act (2022:121) on temporary exceptions to facilitate the execution of general meetings in companies and other associations. A special form shall be used for advance voting. The form is available on the company’s website, www.calliditas.se. The advance voting form is considered as the notification of participation.

The completed voting form must be received by Euroclear Sweden AB no later than Wednesday 18 May 2022. The form may be submitted via e-mail to GeneralMeetingService@euroclear.com or by post to Calliditas Therapeutics AB (publ), annual general meeting 2022, c/o Euroclear Sweden, Box 191, SE-101 23 Stockholm. Shareholders may also cast their advance votes electronically through BankID verification via https://anmalan.vpc.se/EuroclearProxy/.

If the shareholder votes in advance by proxy, a signed and dated power of attorney shall be enclosed to the form. If the shareholder is a legal entity, a certificate of incorporation or a corresponding document shall be enclosed to the form. The shareholder may not provide special instructions or conditions in the voting form. If so, the vote (i.e. the advance vote in its entirety) is invalid. Further instructions and conditions are included in the form for advance voting.

For questions regarding the annual general meeting or to have the advance voting form sent by post, please contact Euroclear Sweden AB, by telephone +46 8 402 91 33 (Monday-Friday 09:00-16:00 CEST).

Number of shares and votes

As per the date of this notice there are a total of 53,172,170 shares outstanding in the company that entitle to one vote per share at the general meeting. As per the date of this notice the company holds no treasury shares.

Proposed agenda

1.	Election of a chairman of the meeting
2.	Election of one or two persons to approve the minutes
3.	Preparation and approval of the voting register
4.	Approval of the agenda
5.	Determination of whether the meeting was duly convened
6.	Presentation of the annual report and auditor’s report and the consolidated financial statements and auditor’s report for the Group
7.	Resolutions regarding:
(a)	Adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet,
(b)	Allocation of the company’s profit or loss according to the adopted balance sheet, and
(c)	Discharge from liability for board members and the CEO
8.	Determination of the number of members of the Board of Directors and the number of auditors
9.	Determination of remuneration for the Board of Directors and the auditors
10.	Election of the Board of Directors
11.	Election of chairman of the Board of Directors
12.	Election of accounting firm or auditors
13.	Resolution on principles for appointing the nomination committee
14.	Resolution on approval of the Board of Directors’ remuneration report
15.	Resolution to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles

16.	Resolutions, in order to facilitate implementation of and delivery of shares under a contemplated At-the-market program (the “ATM Program”), to:
(a)	Amend the articles of association
(b)	Authorize the Board of Directors to resolve on issue of new C-shares
(c)	Authorize the Board of Directors to resolve on purchase of C-shares, and
(d)	Authorize the Board of Directors to resolve on transfer of own ordinary shares
17.	Resolution, in order to adopt a long-term performance-based incentive program for members of the Board of Directors, on:
(a)	Adoption of a long-term performance-based incentive program for members of the Board of Directors
(b)	Issue of warrants
(c)	Equity swap agreement with a third party
18.	Resolution, in order to adopt a long-term incentive program for the company’s management and key personnel, on:
(a)	Adoption of a long-term incentive program for the company’s management and key personnel
(b)	Issue of warrants
(c)	Equity swap agreement with a third party

Item 1, 8-12 – The nomination committee’s proposal to the annual general meeting 2022

The nomination committee of Calliditas Therapeutics, which consists of Karl Tobieson (Linc AB) (chairman of the nomination committee), Elmar Schnee (chairman of the Board of Directors), Patrik Sobocki (Stiftelsen Industrifonden) and Pär Sjögemark (Handelsbanken Fonder) proposes the following:

-	that Dain Hård Nevonen, member of the Swedish Bar Association, shall be appointed chairman at the annual general meeting.
-	that the number of members of the Board of Directors shall be six (6) without deputies.
-	that the number of auditors shall be one (1) without deputies.
-	that the directors’ fee shall be paid with SEK 900,000 (850,000) to the chairman of the Board of Directors and SEK 350,000 (300,000) to each one of the other members who are not employed in the Group, SEK 200,000 (150,000) to the chairman of the audit committee and SEK 100,000 (75,000) to the other members of the audit committee who are not employed in the Group as well as SEK 50,000 (50,000) to the chairman of the remuneration committee and SEK 25,000 (25,000) to the other members of the remuneration committee who are not employed in the Group. In addition to the above-proposed remuneration for ordinary board work, it is proposed that board members residing in the United States shall receive an additional amount of SEK 140,000 (140,000) and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000 (50,000).
-	that the fee to the auditor shall be paid in accordance with approved statement of costs.
-	that the board members Elmar Schnee, Hilde Furberg, Diane Parks and Molly Henderson are re-elected as board members and that Henrik Stenqvist and Elisabeth Björk are elected as new board members, for the period up until the end of the next annual general meeting. Lennart Hansson has declined re-election.

Information on the proposed new board members

Henrik Stenqvist, born in 1968. Henriks Stenqvist holds a degree in Finance and Business Administration from University of Linköping. Henrik has served as CFO of several listed life science companies and currently, he is the CFO of SOBI. Previous positions include CFO at Recipharm, CFO at Meda, Regional Finance Director at AstraZeneca, Finance Director at Astra Export & Trading and Board member of MedCap AB. Henrik Stenqvist holds 2,500 shares in Calliditas Therapeutics and is considered to be independent of Calliditas Therapeutics and its management as well as of Calliditas Therapeutics’ larger shareholders.

Elisabeth Björk, born in 1961. Elisabeth Björk is an endocrinologist by training and an associate professor of medicine at Uppsala University, Sweden. Elisabeth Bjӧrk is the Senior Vice President, Head of Late-stage Development, Cardiovascular, Renal and Metabolism (CVRM), BioPharmaceuticals R&D at AstraZeneca leading the global development of medicines within this area. Throughout her career at AstraZeneca, she has gained broad drug development experience covering clinical development phase I-IV, large outcomes programs, major global filings and health authority interactions (FDA, EMA, Japan) and commercial strategy/implementation. Elisabeth Björk holds no shares in Calliditas Therapeutics and is considered to be independent of Calliditas Therapeutics and its management as well as of Calliditas Therapeutics’ larger shareholders.

-	that Elmar Schnee is re-elected chairman of the Board of Directors.
-	that Ernst & Young AB is re-elected, in accordance with the audit committee’s recommendation. Should Ernst & Young AB be re-elected, the nomination committee notes that Ernst & Young AB has communicated that Anna Svanberg will be re-elected as the auditor in charge.
-	that the principles for appointing the nomination committee are left unchanged from the previous year.

A presentation of the individuals proposed for re-election is available at www.calliditas.se/en/.

Item 2 – Election of one or two persons to approve the minutes

The Board of Directors proposes that Patrik Sobocki (Stiftelsen Industrifonden) and Karl Tobieson (Linc AB), or if one or both of them have an impediment to attend, the person or persons instead appointed by the Board of Directors, are elected to approve the minutes of the annual general meeting together with the chairman. The task of approving the minutes of the annual general meeting also includes verifying the voting register and that the advance votes received are correctly stated in the minutes of the annual general meeting.

Item 3 – Preparation and approval of the voting register

The voting register proposed for approval is the voting register drawn up by Euroclear Sweden AB on behalf of Calliditas Therapeutics, based on the annual general meeting’s share register and advance votes received, as verified and recommended by the persons approving the minutes.

Item 7b – Allocation of the company’s profit or loss according to the adopted balance sheet

The Board of Directors proposes that no dividends shall be paid for the financial year 2021 and that that SEK 1,203,117 thousand is carried forward.

Item 13 – Resolution on principles for appointing the nomination committee

The nomination committee proposes that the annual general meeting resolves that the principles for appointing the nomination committee shall be left unchanged from the previous year, in accordance with the below.

The nomination committee shall be composed of the chairman of the Board of Directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year. Should any of the three largest shareholders renounce its right to appoint one representative to the nomination committee, such right shall transfer to the shareholder who then in turn, after these three, is the largest shareholder in the company. The Board of Directors shall convene the nomination committee. The member representing the largest shareholder shall be appointed chairman of the nomination committee, unless the nomination committee unanimously appoints someone else.

Should a shareholder having appointed a representative to the nomination committee no longer be among the three largest shareholders at a point in time falling three months before the annual general meeting at the latest, the representative appointed by such shareholder shall resign and the shareholder who is then among the three largest shareholders shall have the right to appoint one representative to the nomination committee. Unless there are specific reasons otherwise, the already established composition of the nomination committee shall, however, remain unchanged in case such change in the ownership is only marginal or occurs during the three month period prior to the annual general meeting. Where a shareholder has become one of the three largest shareholders due to a material change in the ownership at a point in time falling later than three months before the annual general meeting, such shareholder shall however in any event have the right to take part of the work of the nomination committee and participate in its meetings. Should a member resign from the nomination committee before his or her work is completed, the shareholder who has appointed such member shall appoint a new member, unless that shareholder is no longer one of the three largest shareholders, in which case the largest shareholder in turn shall appoint the substitute member. A shareholder who has appointed a representative to the nomination committee shall have the right to discharge such representative and appoint a new representative.

Changes to the composition of the nomination committee shall be announced immediately. The term of office for the nomination committee ends when the next nomination committee has been appointed. The nomination committee shall carry out its duties as set out in the Swedish Code of Corporate Governance.

Item 14 – Resolution on approval of the Board of Directors’ remuneration report

The Board of Directors proposes that the annual general meeting resolves to approve the remuneration report on remunerations according to Chapter 8, section 53 a of the Swedish Companies Act (2005:551) (the “Companies Act”).

Item 15 – Resolution to authorize the Board of Directors to resolve on issue of new shares, warrants and/or convertibles

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors to, at one or several occasions and for the period up until the next annual general meeting, increase the company’s share capital by issuing new shares, warrants and/or convertibles. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to such extent that the number of shares issued under the authorization, or the number of shares created in connection with exercise of warrants or conversion of convertibles, corresponds to a dilution of not more than 15 percent of the total number of shares outstanding at the time of the general meeting’s resolution on adoption of the proposed authorization, reduced with the number of shares transferred to ensure delivery of shares under the company’s ATM Program in accordance with item 16d below.

The purpose of the authorization is to increase the financial flexibility of the company and the general flexibility of the Board of Directors. Should the Board of Directors resolve on an issue with deviation from the shareholders’ preferential rights, the reason for this shall be to finance an acquisition of operations, to procure capital to finance the development of projects or to commercialize the company’ s products. Upon such deviation from the shareholders’ preferential rights, the new issue shall be made at market terms and conditions.

The CEO shall be authorized to make such minor adjustments to this resolution that may be necessary in connection with the registration.

Item 16 – Resolution, in order to facilitate implementation of and delivery of shares under a contemplated “At-the-market” program (the “ATM Program”), to:

Since 2020, Calliditas has had its shares, in the form of American Depositary Shares (“ADSs”), listed in the United States on The Nasdaq Global Select Market. Calliditas’ board of directors has been evaluating the opportunity of launching a so called At-The-Market program (“ATM Program”) in the US market. ATM Programs are common among many US listed companies, including Life Science companies. Approximately 70 percent of eligible Life Science Companies in the United States have ATM Programs in place. The board of directors of Calliditas is thus proposing to the shareholders to adopt resolutions to allow for an ATM Program as set out below in this agenda item 16, subject to AGM approval and further resolutions by the board before implementation of the program, however, no assurances can be given that a program will be utilized and the future use of an ATM Program will be evaluated by the Board of Directors taking other potential sources of financing, capital need and shareholder dilution into consideration.

An ATM Program is an efficient and cost-effective method to raise equity in the US market, from time to time, and with significantly lower transactional costs compared to traditional capital raising alternatives. Sales are effected in “at the market” transactions of ADSs on The Nasdaq Global Select Market and/or negotiated transactions in the US subject to applicable US regulations and documentation. Having an ATM Program in place is expected to enable Calliditas to efficiently source capital in the US market, subject to demand and board approval. An ATM Program may also be used to settle reverse enquiries from institutional buyers. An ATM Program, if used, may also increase the liquidity of Calliditas’ ADSs in the United States.

16a - Amend the articles of association

The Board of Directors proposes that the annual general meeting resolves to amend the articles of association as follows.

A new section, § 5, together with an updated wording of § 4, is proposed in the articles of association. The new § 5, together with the amended § 4, allows for C-shares to be issued, conversion of C-shares into ordinary shares, redemption and regulates preferential rights.

Following the insertion of a new section, a renumbering of sections is proposed, whereby the previous § 5 becomes § 6 and so on.

Current wording	Poposed wording

4 § Share capital and number of shares

The share capital shall be not less than SEK 710,000 and not more than SEK 2,840,000. The number of shares shall be not less than 17,750,000 and not more than 71,000,000.

4 § Share capital and number of shares

The share capital shall be not less than SEK 710,000 and not more than SEK 2,840,000. The number of shares shall be not less than 17,750,000 and not more than 71,000,000.

The shares shall be issued in two classes, ordinary shares and C-shares. Ordinary shares shall entitle the holder to one (1) vote per share, whereas C-shares shall entitle the holder to one tenth (1/10) vote per share. Shares of each class may be issued in a quantity corresponding to the entire share capital of the company.

Holders of C-shares are not entitled to dividends. Upon the company’s liquidation, C-shares carry equivalent right to the company’s assets as other shares, however not to an amount exceeding the quota value of the share.

Where the company resolves to issue new shares by way of a cash issue or a set-off issue, one old share shall entitle the holder to pre-emption rights to one new share of the same class pro rata to the number of shares previously owned by the holder (primary pre-emption rights). Shares that are not subscribed for pursuant to primary pre-emption rights shall be offered to all shareholders for subscription (subsidiary pre-emption rights). Unless shares offered in such manner are sufficient for the subscription which takes place pursuant to subsidiary pre-emption rights, the shares shall be allotted among the subscribers pro rata to the total number of shares previously owned. Where this is not possible with respect to a particular share(s), shares shall be allotted through drawing of lots.

The provisions above shall not entail any restrictions on the possibility for the company to adopt a resolution regarding a cash issue or set-off issue without regard to shareholders’ pre-emption rights.

The provisions above regarding shareholders’ pre-emption rights shall apply mutatis mutandis to an issue of warrants or an issue of convertible instruments.

Where the company resolves to issue only one class of shares by way of a cash issue or set-off issue, all of the shareholders, irrespective of the class of share, shall hold pre-emption rights to subscribe for new shares pro rata to the number of shares previously owned.

 In the event of a bonus issue, new shares of each class shall be issued pro rata to the number of shares of the same class previously issued. In connection therewith, the owners of existing shares of a certain class shall entitle the holder to new shares of the same class. This shall not entail any restrictions on the possibility of issuing new shares of a new class by means of a bonus issue, following the required amendment to the articles of association.

Reduction of share capital, which in any case shall not fall below the minimum share capital, may, upon the request of an owner of C-shares and a resolution by the company’s Board of Directors or the general meeting, take place through redemption of C-shares. A request from a shareholder shall be made in writing. When a resolution on reduction has been passed, an amount corresponding to the reduction amount shall be transferred to the company’s reserve fund, if required funds are available. The redemption amount per C- share shall correspond to the quota value of such share.

Following notice of the redemption resolution, holders of shares shall promptly receive payment for the shares, or, if authorization from the Swedish Companies Registration Office (Sw. Bolagsverket) or a court is required, following notice that the final decision has been registered.

5 § (New section inserted)

5 § Conversion clause

C-shares held by the company may, upon decision of the board of directors be reclassified into ordinary shares. Immediately thereafter, the board of directors shall register the reclassification to the Swedish Companies Registration Office. The reclassification is effected when it has been registered and the reclassification been reflected in the central securities depository register.

The Board of Directors proposes that the CEO shall be authorized to make the minor adjustments to this resolution that may be necessary in connection with their registration.

16b - Authorize the Board of Directors to resolve on issue of new C-shares

The Board of Directors proposes that the annual general meeting resolves to authorize the Board of Directors, during the period until the annual general meeting 2023 on one or more occasions, to increase the company’s share capital by not more than SEK 236,321 by the issue of not more than 5,908,019 C-shares, each with a quota value of SEK 0.04. With deviation from the shareholders’ pre-emption rights, the participating bank shall be entitled to subscribe for the new C-shares at a subscription price corresponding to the quota value of the shares.

The purpose of the authorization and the reason for the deviation from the shareholders’ pre-emption rights in connection with the issue of shares is to ensure delivery of shares to be sold under the company’s ATM Program.

16c - Authorize the Board of Directors to resolve on purchase of C-shares

The Board of Directors proposes that the Board is authorized, during the period until the annual general meeting 2023, on one or more occasions, to decide on purchases of up to 5,908,019 C-shares in accordance with purchase offerings directed to all shareholders of C-shares which shall comprise all outstanding C-shares. Repurchases shall be effected at a purchase price corresponding to the quota value of the share. Payment for the acquired C-shares shall be made in cash. The company may purchase maximum so many shares that the company’s holding of own shares after the purchase amounts to a maximum of one-tenth of all the shares in the company.

The purpose of the authorization is to ensure delivery of shares to be sold under the company’s ATM Program.

16d - Authorize the Board of Directors to resolve on transfer of own ordinary shares

The Board of Directors proposes that the Board of Directors is authorized, during the period until the next annual general meeting, on one or more occasions, to transfer up to 5,908,019 ordinary shares (following the re-classification from C-shares), to be effected outside Nasdaq Stockholm against payment in cash. Such transfers may be effected at a price in cash which corresponds to the market price at the time of the transfer of the Calliditas Therapeutics shares transferred with such deviation as the Board of Directors finds appropriate. The authorization under this item may only be utilized to the extent that the shares transferred by virtue of this authorization, together with any shares issued by virtue of the authorization under item 15 above, do not exceed 20 percent of the total number of shares outstanding at the time of the general meeting’s resolution on the proposed authorization.

The purpose of the authorization is to ensure delivery of shares to be sold under the company’s ATM Program.

Item 17 – Resolution, in order to adopt a long-term performance-based incentive program for members of the Board of Directors, on:

The nomination committee proposes that the annual general meeting resolves to implement a long-term performance-based incentive program for members of the Board of Directors of Calliditas Therapeutics AB (“Board LTIP 2022”) in accordance with items 17a – 17b below. The resolutions under items 17a – 17b below are proposed to be conditional upon each other. Should the majority requirement for item 17b below not be met, the nomination committee proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 17c below and resolutions under items 17a and 17c shall then be conditional upon each other.

Board LTIP 2022 is a program under which the participants will be granted, free of charge, share awards subject to performance vesting (“Share Awards”) that entitle to shares in Calliditas Therapeutics to be calculated in accordance with the principles stipulated below, however not more than 50,000 shares. As part of the implementation of Board LTIP 2022, not more than 50,000 warrants can be issued in accordance with item 17b below.

17a - Adoption of a long-term performance-based incentive program for members of the Board of Directors

The rationale for the proposal

Board LTIP 2022 is intended for main owner independent members of the Board of Directors in Calliditas Therapeutics. The nomination committee believes that an equity-based incentive program is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the Board of Directors, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders. Board LTIP 2022 is adapted to the current position and needs of Calliditas Therapeutics. The nomination committee is of the opinion that Board LTIP 2022 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Share Awards

The following conditions shall apply for the Share Awards.

1.	The Share Awards shall be granted free of charge to the participants as soon as practicable after the annual general meeting.

2.	The Share Awards shall vest gradually over approximately three years, corresponding to three terms up to the date of, whichever is earliest, (i) the annual general meeting 2025 or (ii) 1 July 2025 (the “Vesting Date”), where each term equals the period from one annual general meeting up until the day falling immediately prior to the next annual general meeting or the Vesting Date, as applicable (each such period a “Term”). The Share Awards shall vest with 1/3 at the end of each Term, provided that the participant is still a Board member of Calliditas Therapeutics on the said date. In addition to the vesting conditions just stated, the Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price, in accordance with the vesting conditions below.

3.	The Share Awards are subject to performance vesting based on the development of the Calliditas Therapeutics share price over the period from the date the Share Awards are allocated (“Grant Date”) up to and including the day before the Vesting Date. The development of the share price will be measured based on the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days immediately preceding the Grant Date and the 10 trading days immediately preceding the Vesting Date, respectively. In the event Calliditas Therapeutics’ share price has increased by more than 60 percent, 100 percent of the Share Awards shall vest, and should the share price have increased by 20 percent, 33 percent of such Share Awards shall vest. In the event of an increase of the share price of between 20 and 60 percent, vesting of the Share Awards will occur linearly. Should the increase of the share price be less than 20 percent, vesting will not occur at all.

4.	The earliest point in time at which shares may be obtained from vested Share Awards shall be as soon as possible after the Vesting Date and once an assessment of the performance criteria has been made.

5.	Each vested Share Award entitles the holder to receive one share in Calliditas Therapeutics without any compensation being payable provided that the holder is still a Board member of Calliditas Therapeutics at the relevant time of vesting with the exception of certain customary “good leaver”-situations (death and permanent incapacity to complete the assignment due to illness or accident) and this shall also apply during the first year up until the day of the annual general meeting 2023.

6.	The number of Share Awards will be re-calculated in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

7.	The Share Awards cannot be transferred and may not be pledged.

8.	The Share Awards can be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

9.	In the event of a public take-over offer, asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Share Awards will vest in their entirety upon completion of such transaction.

10.	The Share Awards shall otherwise be subject to the terms set forth in the separate agreements with the participants and the detailed terms for Board LTIP 2022.

Allocation

The number of Share Awards that shall be granted to each participant shall equal the below amount for the respective participant divided by the volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date.

The Share Awards under Board LTIP 2022 shall be awarded in accordance with the following:

•	Share Awards calculated based on SEK 1,300,000 to the chairman of the Board of Directors; and
•	Share Awards calculated based on SEK 500,000 to each of Diane Parks, Hilde Furberg, Molly Henderson, Henrik Stenqvist and Elisabeth Björk.

In any event, Board LTIP 2022 will comprise a total number of Share Awards which, if all Share Awards are vested in accordance with the vesting conditions above, can entitle to not more than 50,000 shares in Calliditas Therapeutics.

Preparation of the proposal

Board LTIP 2022 has been prepared by the nomination committee and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies.

Dilution

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 100.00, Board LTIP 2022 will comprise not more than 38,000 shares in total, which corresponds to a dilution of approximately 0.07 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to previously implemented incentive programs in the company, the maximum dilution amounts to 6.2 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to previously implemented incentive programs in the company as well as the incentive program for the company’s management and key personnel proposed to the annual general meeting 2022, the maximum dilution amounts to 9.4 percent on a fully diluted basis. The dilution is only expected to have a marginal effect on the company’s key performance indicator “Earnings (loss) per share”.

Information about Calliditas Therapeutics’ existing incentive programs can be found in Calliditas Therapeutics’ annual report for 2021, note 10, which is available on the company’s website, www.calliditas.se/en/.

Scope and costs of the program

Board LTIP 2022 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Share Awards shall be expensed as personnel costs over the vesting period and will be accounted for directly against equity. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement during the vesting period.

Assuming a volume-weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm for the 10 trading days preceding the Grant Date of SEK 100.0, the annual cost for the Board LTIP 2022, according to IFRS 2, is estimated at approximately SEK 0.5 million pre-tax. The estimated IFRS 2 cost has been calculated with a Monte Carlo simulation. The annual cost for social security contributions is estimated at SEK 0.7 million, based on an annual increase in the share price of 20 percent, the aforementioned assumptions and a social security tax rate of 31.42 percent. The total annual cost for Board LTIP 2022 during the term of the program, including costs according to IFRS 2 and social security charges, is therefore estimated to approximately SEK 1.2 million.

The total cost of the Board LTIP 2022, including all costs referred to above and social security charges, is estimated to amount to approximately SEK 3.7 million under the above assumptions.

Delivery of shares under Board LTIP 2022

In order to ensure the delivery of shares under Board LTIP 2022, the nomination committee proposes that the annual general meeting resolves to issue warrants in accordance with item 17b below.

17b –Issue of warrants

In order to ensure the delivery of shares under Board LTIP 2022, the nomination committee proposes that the annual general meeting resolves to issue not more than 50,000 warrants, whereby the company’s share capital can increase by not more than SEK 2,000 in accordance with the following:

1.	The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only vest with Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of Board LTIP 2022. Nefecon AB shall be entitled to transfer the warrants to participants of Board LTIP 2022, or a financial intermediary in connection with the exercise of Share Awards.

2.	The warrants shall be issued free of charge and shall be subscribed for on a subscription list no later than 1 July 2022. The Board of Directors may extend the subscription period.

3.	The detailed terms of the warrants are set out in the complete proposal which is kept available to the shareholders.

4.	The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

5.	The CEO shall be authorized to make such minor adjustments that may be necessary in connection with the registration of the new issue.

6.	Notification of subscription of shares by the exercise of Warrants can be made from and including the day of registration of the Warrants with the Swedish Companies’ Office up until and including 31 December 2025.

7.	Shares which are issued following subscription shall entitle to participation in the distribution of profits for the first time on the nearest record date occurring after the subscription has been exercised.

17c – Equity swap agreement with a third party

Should the majority requirement for item 17b above not be met, the nomination committee proposes that the annual general meeting resolves that Board LTIP 2022 shall instead be hedged so that Calliditas Therapeutics can enter into an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Item 18 – Resolution, in order to adopt a long-term incentive program for the company’s management and key personnel, on:

The Board of Directors of Calliditas Therapeutics proposes the introduction of a long-term incentive program for the company’s management and key personnel (including employees and consultants) in accordance with the following.

The Board of Directors proposes that the annual general meeting resolves to implement a long-term incentive program for management and key personnel (including employees and consultants) in Calliditas Therapeutics (“ESOP 2022”) in accordance with items 18a – 18b below.

The resolutions under items 18a – 18b below are proposed to be conditional upon each other. Should the majority requirement for item 18b below not be met, the Board of Directors proposes that Calliditas Therapeutics shall be able to enter into an equity swap agreement with a third party in accordance with item 18c below and resolutions under items 18a and 18c shall then be conditional upon each other.

ESOP 2022 is a program under which the participants will be granted, free of charge, stock options to acquire shares in Calliditas Therapeutics (“Options”), subject to vesting over a three-year period in accordance with the below. The Board of Directors proposes that a maximum of 2,000,000 Options are allocated to the participants.

18a – Adoption of a long-term incentive program for the company’s management and key personnel

The rationale for the proposal

ESOP 2022 is intended for members of management and key personnel (including employees and consultants) in Calliditas Therapeutics. The Board of Directors of Calliditas Therapeutics believes that an equity-based incentive program in the form of stock options is a central part of an attractive and competitive remuneration package in order to attract, retain and motivate competent members of management and key personnel (including employees and consultants) in Calliditas Therapeutics, and to focus the participants on delivering exceptional performance which contributes to value creation for all shareholders.

The proposed program is key for the company’s ability to attract, retain and motivate competent key persons in the United States as well as in Europe in the company’s operations and commercial functions scaling up the market launch of TARPEYO in the United States and the development of the company’s pipeline assets. During the fourth quarter of 2021, the company received accelerated approval in the United States and currently the company are launching TARPEYO in the United States. When recruiting experienced commercial personnel in the United States and other key employees in the United States and Europe it will be important for Calliditas Therapeutics to be able to offer attractive compensation terms. A competitive equity-based incentive program will be a key component in order to be able to attract and retain highly skilled and experienced individuals as Calliditas Therapeutics launches TARPEYO in the United States.

The Board of Directors of Calliditas Therapeutics believes that ESOP 2022 will fortify the alignment of the interests of the participants and the interests of the shareholders. ESOP 2022 is adapted to the current position and needs of Calliditas Therapeutics. The Board of Directors is of the opinion that ESOP 2022 will increase and strengthen the participants’ dedication to Calliditas Therapeutics’ operations, improve company loyalty and that ESOP 2022 will be beneficial to both the shareholders and Calliditas Therapeutics.

Conditions for Options

The following conditions shall apply for the Options.

•	The Options shall be granted free of charge to the participants.

•	The Board of Directors shall resolve upon the allocation of Options between the date of the annual general meeting 2022 and the date of the annual general meeting 2023 (with each respective granting falling on a “Grant Date”).

•	Each Option entitles the holder to acquire one share in Calliditas Therapeutics for a pre-determined exercise price. The exercise price will correspond to 115 percent of the volume weighted average price of the Calliditas Therapeutics share on Nasdaq Stockholm during the ten trading days preceding the Grant Date.

•	The Options shall vest over a three-year period, with 20 percent on the first anniversary of the Grant Date, with an annual vesting of 40 percent during the second year after the Grant Date, and with an annual vesting of 40 percent during the third year after the Grant Date, and thereafter be exercisable, provided that the holder, with certain exceptions, still is employed by Calliditas Therapeutics (or, in the case of consultants, still provides services to Calliditas Therapeutics).

•	Following the expiry of the vesting period, the Options may be exercised during a one-year period.

•	The number of Options shall be subject to customary re-calculation, for example in the event that changes occur in Calliditas Therapeutics’ equity capital structure, such as a bonus issue, merger, rights issue, share split or reverse share split, reduction of the share capital or similar measures.

•	The Options are non-transferable and may not be pledged.

•	The Options may be granted by the parent company as well as any other company within the Calliditas Therapeutics group.

•	In the event of a public take-over offer, significant asset sale, liquidation, merger or any other such transaction affecting Calliditas Therapeutics, the Options will vest in their entirety following the completion of a change of control.

Allocation

The right to receive Options shall accrue to up to 100 employees or consultants of the company. The Board of Directors may grant Options, on one or several occasions, between the date of the annual general meeting 2022 and the date of the annual general meeting 2023. The maximum number of Options that may be allocated to the participants under ESOP 2022 is 2,000,000.

The maximum allocation per individual in each category shall be 300,000 Options for Category 1 (CEO), 250,000 Options for Category 2 (Management) and 100,000 Options for Category 3 (Other key personnel and consultants).

Preparation, administration and the right to amend the terms of the Options

The Board of Directors is responsible for preparing the detailed terms and conditions of ESOP 2022, in accordance with the above-mentioned terms and guidelines. To this end, the Board of Directors shall be entitled to make adjustments to meet foreign regulations or market conditions, including resolving on cash or other settlement if deemed favorable for Calliditas Therapeutics based on foreign tax regulations. The Board of Directors may also make other adjustments if significant changes in Calliditas Therapeutics or its environment would result in a situation where the adopted terms and conditions of ESOP 2022 no longer serve their purpose.

Preparation of the proposal

ESOP 2022 has been initiated by the Board of Directors of Calliditas Therapeutics and has been structured based on an evaluation of prior incentive programs and market practice for comparable European (including Swedish) and American listed companies. ESOP 2022 has been prepared by the Remuneration Committee and reviewed by the Board of Directors.

Dilution

Subject to certain recalculation conditions, the maximum number of shares that may be issued under ESOP 2022 is 2,000,000 which corresponds to a dilution of approximately 3.6 percent on a fully diluted basis. Taking into account also the shares which may be issued pursuant to already allocated warrants under the company’s outstanding incentive programs, the maximum dilution amounts to approximately 9.4 percent on a fully diluted basis.

The dilution is expected to have a marginal effect on the company’s key performance indicator “Earnings (loss) per share”.

Information about Calliditas Therapeutics’ existing incentive programs can be found on Calliditas Therapeutics’ website, www.calliditas.se/en/, under “Remuneration” as well as in the company’s annual report.

Scope and costs of the program

ESOP 2022 will be accounted for in accordance with “IFRS 2 – Share-based payments”. IFRS 2 stipulates that the Options shall be expensed as personnel costs over the vesting period. Personnel costs in accordance with IFRS 2 do not affect the company’s cash flow. Social security costs will be expensed in the income statement according to UFR 7 during the vesting period.

Assuming a share price at the time of allocation of Options of SEK 100.0, an annual increase in the share price of 15 percent and that all Options are allocated up-front under the assumptions set out under “Dilution” above, the average annual cost for Calliditas Therapeutics according to IFRS 2 is estimated to approximately SEK 16.2 million per year before tax. The average annual social security costs over the vesting period are estimated to approximately a total of SEK 10.9 million, based on the above assumptions, that all Options are fully vested, a vesting period for all Options of three years and social security costs of 31.42 percent. It is envisaged that the social security costs associated with ESOP 2022 will be covered by the cash received from the participants at exercise of Options. If necessary, social security costs will be covered by hedging measures through the issue of warrants (see item 18b below) which would be exercised by a financial intermediary in connection with the exercise of the Options. In either case, the social security costs associated with ESOP 2022 will be fully covered and will hence not affect the company’s cash flow.

The total cost of ESOP 2022, including all social security costs, is estimated to amount to approximately SEK 81.3 million under the above assumptions.

The costs associated with ESOP 2022 are expected to have a marginal effect on the company’s key performance indicator “Expenses relating to R&D/operating expenses”.

Delivery of shares under ESOP 2022

In order to ensure the delivery of shares under ESOP 2022 and if necessary for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue and use warrants in accordance with item 18b below.

18b –Issue of warrants

In order to ensure the delivery of shares under ESOP 2022, and for hedging of social security costs, the Board of Directors proposes that the annual general meeting resolves to issue not more than 2,000,000 warrants, whereby the company’s share capital could be increased by not more than SEK 80,000.

The right to subscribe for the warrants shall, with deviation from the shareholders’ pre-emptive rights, only be granted Nefecon AB, a wholly owned subsidiary of Calliditas Therapeutics. The reason for the deviation from the shareholders’ pre-emptive rights is the implementation of ESOP 2022. Nefecon AB shall be entitled to transfer the warrants to participants or a financial intermediary in connection with exercise.

The warrants shall be issued free of charge. The exercise price for subscription for shares based on the warrants shall correspond to the share’s quota value.

The full terms and conditions for the warrants are presented in the complete proposal which is kept available to the shareholders in accordance with the below.

18c – Equity swap agreement with a third party

Should the majority requirement for item 18b above not be met, the Board of Directors proposes that the annual general meeting resolves that ESOP 2022 instead shall be hedged through an equity swap agreement with a third party on terms in accordance with market practice, whereby the third party in its own name shall be entitled to acquire and transfer shares of Calliditas Therapeutics to the participants.

Majority rules

The implementation of the Board of Directors’ proposals under item 15 and items 16a – 16d are subject to the approval at the annual general meeting with at least two thirds (2/3) of both the votes cast and of the shares represented at the meeting. Resolution in accordance with item 17b and 18b above requires approval of at least nine tenths (9/10) of the shares represented and votes cast at the annual general meeting.

Other information

The annual report and the auditor’s report for the financial year 2021, proxy form and advance voting form, the remuneration report and other supporting documents for the general meeting, including complete proposals and statements from the Board of Directors, as well as the statement from the auditor pursuant to Chapter 8, Section 54 of the Companies Act will be available to the shareholders at the company’s office on Kungsbron 1 D5, SE-111 22 Stockholm, Sweden, and on the company’s webpage, www.calliditas.se/en/, no later than 28 April 2022. In connection with the publication of the notice, the nomination committee’s proposal and motivated statement will be available on the address stated above as well as on the website stated above. Copies of the documents will be sent to the shareholders who so request and who inform the company of their postal address.

Processing of personal data

For information on how your personal data is processed, please see the integrity policy that is available at Euroclear’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Stockholm, April 2022

Calliditas Therapeutics AB (publ)

The Board of Directors

This is an in-house translation of the Swedish original wording. In case of discrepancies between the English translation and the Swedish original, the Swedish text shall prevail.

For further information, please contact:

Mikael Widell, Investor relations

Email: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

The information was submitted for publication, through the agency of the contact person set out above, at 08:30 am CEST on April 14, 2022.

Disclaimer

Nothing in this notice shall constitute an offer to sell nor a solicitation of an offer to buy any securities, nor shall there be any sale of any securities described herein in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYOTM (budesonide) delayed release capsules, has been approved by the FDA and is the subject of a marketing authorization application (MAA) with the European Medicines Agency (EMA). Additionally, Calliditas is conducting a pivotal clinical trial with its NOX inhibitor product candidate setanaxib in primary biliary cholangitis and is initiating a head and neck cancer Phase 2 trial with setanaxib. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).